Marketkast, Incorporated
2295 S. Hiawassee Rd., Suite 414
Orlando, FL 32835

October 17, 2012

VIA EDGAR and FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attn: Susan Block, Attorney-Advisor

Re:	Marketkast, Incorporated Amendment No. 2 to Registration Statement on Form S-1 Filed September 28, 2012 File No. 333-182856

Dear Ms. Block:

We hereby submit the responses of Marketkast, Incorporated (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated October 10, 2012, to Mr. James S. Byrd, Jr. of the Company with regard to the above-referenced Amendment No. 2 to the Registration Statement on Form S-1 filed on September 28, 2012 (“Form S-1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Form S-1, as amended by the amendment(s).

General

1.	Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Answer:	We will continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

2.
Amendments should contain a currently dated accountants’ consent. Manually signed consents should be kept on file for five years.  Reference is made to Rule 402 of Regulation C. Please also ensure that the first sentence of the first paragraph refers to the appropriate amendment number of the Registration Statement on Form S-1.

Answer:
We have included a currently dated accountants’ consent as an exhibit to this amendment to the Registration Statement. Such consent refers to the appropriate amendment number of the Registration Statement.

3.
We note that the prospectus contains a number of references to September 5, 2012. Please revise these references to refer and to update the information provided to the most recent practicable date. Examples include the number of holders of your common stock, at page 15, beneficial ownership, at page 26, and the selling shareholder table, at page 28.

Answer:	We have revised the prospectus so that all dates referenced are the most recent practicable dates.

Prospectus Cover Page

4.
We note your response to our prior comment 3, but find it unresponsive. We reissue the comment. We are not persuaded that the $1.00 per share price you are registering here is a bona fide sales price. When the purchasers in the June 2012 private placement purchased restrictive, illiquid shares for $1.00 a share, they agreed that they were worth $1.00 a share with the restrictions of a non-public security. You are now registering a liquid, non-restrictive security. Please increase the fixed price, revise the prospectus throughout and pay any additional filing fees as applicable.

Answer:
We have increased the price per share to $1.10 to account for the added value of the securities being liquid and non-restrictive. Such increase of $0.10 is purely speculative and not based on any rigorous analysis. We have revised the prospectus accordingly and are paying the additional fees as applicable.

Risk Factors, page 4

Our operating results may fluctuate, page 4

5.	Please refer to the second paragraph. Please reconcile the post-offering burn rate disclosed in the last sentence with the post-offering burn rate disclosed elsewhere throughout the prospectus.

Answer:
We have revised the second paragraph of this risk factor to reconcile the post-offering burn rate disclosed in the last sentence with the post-offering burn rate disclosed elsewhere throughout the prospectus.

Management’s Discussion and Analysis of Financial Condition, page 16

Plan of Operations, page 16

6.
We note your response to our prior comment 14 and reissue in part. We note your pre-offering burn rate of $10,000 per month and your anticipated post-offering burn rate of $15,000 to $18,000 per month. Please revise to more clearly tie these expenses to your plan of operations. In this regard, please revise to include enough detail so that investors can clearly understand the various expenses included within your pre and post-offering burn rates. Please also revise the Liquidity and Capital Resources section on page 17 accordingly.

Answer:
We have revised the disclosure in the Plan of Operations section to more clearly tie our pre-offering and anticipated post-offering burn rate to our plan of operations.  We have also revised the disclosure in the Liquidity and Capital Resources section accordingly.

7.
We note your response to our prior comment 15 and reissue. We note your disclosure in the first paragraph on page 17 that in order to fully implement your business plan, you will need to raise an additional $200,000 to $400,000 for the purpose of initiating and ramping up marketing and sales efforts, hiring of sales personnel and for general working capital. Please revise to more clearly identify the planned activities to include the associated timing and costs of each activity.

Answer:	We have revised the disclosure in the Plan of Operations section to more clearly identify our planned activities and the associated timing and costs of each activity.

Critical Accounting Policies, page 18

Emerging Growth Company, page 18

8.
We note your disclosures made in response to our prior comment 16. Please expand the second paragraph to specifically disclose that an “emerging growth company” can delay the adoption of new or revised accounting standards until these standards would otherwise apply to private companies until the first to occur of the date the subject company (i) is no longer an “emerging growth company” or (ii) affirmatively and irrevocably opts out of the extended transition period provided in Securities Act Section 7(a)(2)(B), and that you have elected to take advantage of this extended transition period. Also expand to disclose that, accordingly, until the date you are no longer an “emerging growth company” or affirmatively and irrevocably opt out of the exemption provided by Securities Act Section 7(a)(2)(B), upon the issuance of a new or revised accounting standard that applies to your financial statements and has a different effective date for public and private companies, you will disclose the date on which adoption is required for non-emerging growth companies and the date on which you will adopt the recently issued accounting standard.

Answer:
We have revised the disclosure in this section regarding delaying the adoption of new or revised accounting standards, and to state that we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

Our Business, page 19

Our Service, page 20

9.
We note your response to our prior comment 18 and reissue in part. We note that your products and services appear to include video production services and marketing services including video engine optimization, creation of branded channels and syndication of video content.  Please revise this section to discuss each product and service in greater detail. In this regard, we note that you have not discussed your $99 basic video product or what the NewsKast video press release product entails, including what you do to put the NewsKast video release product together, and that the first paragraph discusses each marketing service at a high level.  Please also expand your description to explain what the full professional video production and marketing package entails versus the $99 basic video product, including whether or not that package includes live production by your company. Please revise to include enough detail so that investors can clearly understand the nature and scope of your products and services. If this expanded discussion includes any services or products that are to be developed going forward, please make the steps, timeline, anticipated costs and any needed financing for implementation clear. Additionally, for each product or service, please revise to clarify whether the product or service will be fulfilled directly or through a third-party service provider, such as Franshella Productions. Similarly revise under “Plan of Operation,” at page 16.

Answer:
We have revised the disclosure in our Business section to discuss each of our products and services in greater detail, and whether the product or service will be fulfilled directly or through a third-party service provider. We have added information about our $99 basic video product and what the NewsKast video press release entails.  We have also included a description of the differences between our various products.  We have also revised the “Plan of Operations” section accordingly.

10.
With respect to your video production services, please revise to quantify how many $99 basic video products you have sold to date, detail what services are included in the $99 basic video product and clarify who fulfilled such products, e.g. your employees or a third-party service provider such as Franshella Productions.

Answer:
We have revised the disclosure in our Business section under the “Our Service” sub-heading on page 20 to quantify how many $99 basic video products we have sold to date, and have included greater detail about what services are included in such product and who fulfills the product.

11.
We note that you have removed the use of pay per click and cost per acquisition programs from your menu of products and services. Please confirm that you will not be offering these types of products or services or advise.

Answer:	We confirm that we have no present intent to offer pay per click and cost per acquisition programs to our customers.

Marketing, page 21

12.
Please explain the “pay per click campaign” here. Please explain what pay per click is. Does “pay per click” in this context generate revenue for you or are you the one paying in this circumstance to generate traffic to your website? Refer also to our prior comment number 8, asking for a brief explanation of your “pay per click” program.

Answer:
We have revised this section to provide an overview of the “pay per click” and “cost per acquisition” programs and to clarify that such programs are solely for us to acquire potential clients for our company and not services that we presently offer to clients for their businesses.

The company acknowledging that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Marketkast, Incorporated

By:	/s/ James S. Byrd
Name:	James S. Byrd
Title:	Chief Executive Officer